FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2019

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Other news

Item 1

OTHER NEWS

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

Subject: Disclosure under Indian Listing Regulations

The Bank has made the below announcement to the Indian stock exchanges.

We wish to inform you that today the Bank has entered into an agreement with BSE Limited and India International Clearing Corporation (IFSC) Limited (IICC) for investment in IICC.

Pursuant to Regulation 30 of SEBI (Listing Obligations & Disclosure Requirements) Regulations, 2015 read with SEBI circular no. CIR/CFD/CMD/4/2015 dated September 9, 2015, we give below the disclosure with respect to the Bank’s proposed investment in equity shares of IICC.

a.	Name of the target entity, details in brief as size, turnover etc.	India International Clearing Corporation (IFSC) Limited, GIFT City, IFSC, Gandhinagar, Gujarat (IICC) Total revenue (FY2019): ₹ 20.4 million PAT (FY2019): loss of ₹ 24.9 million
b.	Whether the acquisition would fall within related party transaction(s) and whether the promoter/ promoter group/ group companies have any interest in the entity being acquired? If yes, nature of interest and details thereof and whether the same is done at “arms length”	This transaction does not constitute a related party transaction. ICICI Bank has no promoters. None of the group companies of ICICI Bank (including ICICI Bank) have any interest in the entity being acquired
c.	industry to which the entity being acquired belongs	IICC is a clearing corporation located in GIFT City, IFSC, Gandhinagar, Gujarat
d.	objects and effects of acquisition (including but not limited to, disclosure of reasons for acquisition of target entity, if its business is outside the main line of business of the listed entity)	Financial investment
e.	Brief details of any governmental or regulatory approvals required for the acquisition	Securities and Exchange Board of India (SEBI) and Reserve Bank of India (RBI) approval
f.	Indicative time period for completion of the acquisition	Investment is subject to regulatory approvals

g.	Nature of consideration - whether cash consideration or share swap and details of the same	Cash consideration of up to ₹ 338.5 million in tranches
h.	Cost of acquisition or the price at which the shares are acquired	Cash consideration of up to ₹ 338.5 million to acquire up to 9.9% shareholding in IICC
i.	Percentage of shareholding / control acquired and / or number of shares acquired	Post the proposed investment, ICICI Bank would have a shareholding of up to 9.9% in IICC
j.	Brief background about the entity acquired in terms of products/line of business acquired, date of incorporation, history of last 3 years turnover, country in which the acquired entity has presence and any other significant information (in brief)

India International Clearing Corporation (IFSC) Limited (IICC)

Date of incorporation: September 12, 2016

IICC is a clearing corporation located in GIFT City, IFSC, Gandhinagar, Gujarat

History of last 3 years total revenue:

FY2019: ₹ 20.4 million

FY2018: ₹ 7.5 million

FY2017: ₹ 1,814
(September 12, 2016 to March 31, 2017)
Country of presence: India

You are requested to please take the above on record.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	May 20, 2019	By:	//s/ Vivek Ranjan
		Name :	Vivek Ranjan
		Title :	Chief Manager